Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(millions of dollars)
Earnings, as defined:
Income from continuing operations	$2,762	$2,469	$1,677	$1,911	$1,923
Income taxes	1,228	1,176	777	692	529
Fixed charges included in the determination of income from continuing operations, as below	1,287	1,331	1,195	1,124	1,094
Amortization of capitalized interest	40	39	34	25	21
Distributed income of equity method investees	80	33	33	32	95
Less equity in earnings of equity method investees	107	93	25	13	55
Total earnings, as defined	$5,290	$4,955	$3,691	$3,771	$3,607

Fixed charges, as defined:
Interest expense	$1,211	$1,261	$1,121	$1,038	$1,035
Rental interest factor	55	55	47	52	41
Allowance for borrowed funds used during construction	21	15	27	34	18
Fixed charges included in the determination of income from continuing operations	1,287	1,331	1,195	1,124	1,094
Capitalized interest	100	113	140	155	107
Total fixed charges, as defined	$1,387	$1,444	$1,335	$1,279	$1,201

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.81	3.43	2.76	2.95	3.00
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.